
April 23, 2014

Via E-mail
Ms. Sharon Spurlin
Chief Financial Officer
PetroLogistics LP
600 Travis Street, Suite 3250
Houston, TX 77002

> **Re:** **PetroLogistics LP**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 1-35529**

Dear Ms. Spurlin:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 33

Cost of Sales, page 33

1. Based on your presentation of the components of cost of sales for recent periods, it appears you are presenting the revenues and costs of purchased propylene on a gross

basis. We understand the purpose of these purchases is to fulfill your customer commitments during periods where your production may be interrupted or is otherwise insufficient to meet your contractual commitments. Please tell us how you have considered the guidance of ASC 605-45-45-1 through 45-18 in determining that your presentation of these transactions on a gross basis is appropriate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief